Exhibit 99.1

Renren Announces Additional Investment in SoFi

BEIJING, China, October 27, 2015—Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), a leading real-name social networking internet platform in China, announced today it has completed an additional $150 million preferred stock investment in Social Finance Inc. (“SoFi”), a San Francisco-based online lending company. Renren has been an investor of SoFi since 2012.

SoFi is a leader in marketplace lending, with over $4 billion dollars in loans issued. SoFi is transforming financial services for financially responsible consumers with student loan refinancing, mortgages, mortgage refinancing, and personal loans. SoFi offers individual and institutional investors the ability to create positive social impact in the communities they care about while earning compelling rates of return.

Renren intends to obtain up to US$130 million loans from several financial institutes to partially finance this additional investment in SoFi.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading real name social networking internet platform and an internet finance platform in China. It enables users to connect and communicate with each other, share information and user generated content, play online games, watch videos and access to extensive internet financial services in consumer finance, auto deal financing, and rent financing. Renren's businesses primarily include the main social networking website renren.com, the internet finance platform Renren Fenqi and the game operating platform Renren Games. Renren.com had approximately 227 million activated users as of June 30, 2015. Renren's American depositary shares, each of which represents three Class A ordinary shares, trade on NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Cynthia Liu

Investor Relations Department

Renren Inc.

Tel: +86 (10) 8448-1818 x1300

Email: ir@renren-inc.com